EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

Significant Subsidiaries

Company	Jurisdiction of Incorporation	Percentage of Voting Securities Owned by Registrant	Number of US subsidiaries	Number of Non-US subsidiaries
Omnicom APIMA Holdings Limited	Hong Kong	100%	—	65
Omnicom Capital Inc.	Connecticut	100%	1	4
Omnicom Europe Limited	United Kingdom	100%	4	540
Omnicom Finance Holdings plc	United Kingdom	100%	—	2
Omnicom Capital Holdings plc	United Kingdom	100%	—	4
Omnicom Group (Asia Pacific) Pte. Ltd.	Singapore	100%	—	35
BBDO Worldwide Inc.	New York	100%	22	73
DDB Worldwide Communications Group LLC	New York	100%	9	17
TBWA Worldwide Inc.	New York	100%	5	11
DAS Holdings Inc.	Delaware	100%	59	8
Omnicom Media Group Holdings Inc.	Delaware	100%	25	8